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                                                                    EXHIBIT 99.2


                                   [CSR LOGO]

                                  NEWS RELEASE


                   RINKER EXPANDS FURTHER INTO U.S. WEST WITH
                            BID FOR KIEWIT MATERIALS

CSR Group subsidiary Rinker Materials Corporation ("Rinker") has finalised negotiations to acquire Kiewit Materials Company ("Kiewit Materials"), a major integrated aggregates, concrete and asphalt company with operations in Arizona and other western states of the United States.

The purchase price is US $540 million net of projected surplus cash at closing. The transaction is expected to be finalised by 30 September, subject to shareholder and regulatory approvals.

Kiewit Materials is the 16th largest aggregates producer in the US, centred in the high population growth regions of the west and southwest US.

The acquisition would lift both Rinker's current aggregates sales and its premix concrete output by around 50%.

Approximately 80% of Kiewit Materials' operations are in Arizona, the second-fastest growing state in the US, where population growth has averaged 3.6% compound from 1970-2000. This is around three times the US national average.

Kiewit Materials' operations are also located (see map attached) in:

-        The Pacific North-West, around Portland, Oregon and south-west
         Washington
- In California, in the north San Francisco Bay area between Vallejo and Sacramento, and in the Yolo Valley in central California
-        In Wyoming, Nebraska, Utah and New Mexico.

Operations include 44 aggregates facilities, including 8 hard rock quarries, supplying 28 million tons of aggregate a year. Kiewit Materials also produces
4.7 million cubic yards of concrete a year in 60 plants, and 3.4 million tons of hot-mix asphalt in 16 asphalt plants. Aggregate reserves total over 800 million tons, with reserve life averaging over 30 years.

CSR Managing Director and Chief Executive Peter Kirby said the acquisition will be a major strategic expansion for Rinker in the US, giving the company strong positions in a number of states including the leading position in Arizona. It also provides excellent opportunities for further growth in the west and southwest of the US.

 "It is in line with the strategy of growing in the heavy building materials sector by developing strong, local positions in high population and economic growth regions. Kiewit Materials is the number one or number two supplier of aggregates, concrete and/or asphalt in most of its markets."

Rinker Chief Executive David Clarke said the Kiewit Materials acquisition fits well with Rinker's existing operations, particularly in Washington state and Las Vegas.
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"It would enable Rinker to leverage those existing businesses further with regard to customer service, purchasing, operational efficiencies and other synergies," said Mr Clarke.

"Kiewit Materials has a strong management team and many high calibre employees throughout the business, and we expect to build on this foundation to further improve performance."

The US$540 million purchase price, net of projected cash at closing, is for 100% of the outstanding stock in Kiewit Materials. Under the terms of the agreement, Rinker will commence a tender offer for all of Kiewit Materials' outstanding common stock for US $17 cash per share. Conditions of the offer require at least 90% acceptance. Any shares not acquired in the tender offer would be acquired in a subsequent short form merger transaction at the same per share consideration.

The price represents a multiple of 7.1 times historic EBITDA. The acquisition is projected to be earnings positive this financial year and delivering above its cost of capital after the first full year.


Kiewit Materials was spun off from the privately-owned Peter Kiewit Sons, Inc. in September 2000. Kiewit Materials is a private company. Its shareholders are almost entirely current or former employees of Peter Kiewit Sons, Inc. and Kiewit Materials. Kiewit Materials sales revenue in calendar 2001 was US $509 million, and earnings before interest and tax were US $57.5 million.

The CSR group is the world's ninth largest heavy building materials group, with sales revenue of A$7 billion, operating cash flow of A$1.4 billion and around 16,000 employees in over 600 sites across the US, Australia, New Zealand and Asia.

Including the Kiewit Material operations, Rinker will be the fifth largest aggregates producer in the US, supplying over 84 million tons per year, and the second largest producer of pre-mix concrete, supplying 13 million cubic yards each year.

This release contains forward-looking statements that involve assumptions regarding the operations and future prospects of CSR. Although CSR believes these statements are based on reasonable assumptions, such statements are subject to risk and uncertainty, including, among other things, economic conditions in the markets served, levels of construction spending in the markets served, transportation costs, competition from existing or future competitors, the ability to integrate acquisitions quickly and effectively, and the ability of Rinker to successfully complete the tender offer. Caution should be taken that these factors could cause the actual results to differ from those stated or implied in this and other communications.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A
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SOLICITATION OF AN OFFER TO SELL SHARES OF KIEWIT MATERIALS. RINKER INTENDS TO
FILE AN OFFER TO PURCHASE AND A LETTER OF TRANSMITTAL WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("SEC") RELATING TO ITS OFFER TO PURCHASE ALL OUTSTANDING SHARES OF COMMON STOCK OF KIEWIT MATERIALS. BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER, ALL STOCKHOLDERS OF KIEWIT MATERIALS ARE STRONGLY ADVISED TO READ THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL WHEN THESE DOCUMENTS BECOME AVAILABLE AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT THAT WILL BE FILED WITH THE SEC BY KIEWIT MATERIALS. THESE AND OTHER DOCUMENTS FILED WITH THE SEC WILL CONTAIN IMPORTANT INFORMATION RELATING TO THE OFFER. THESE DOCUMENTS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV. COPIES OF THE OFFER TO PURCHASE AND CERTAIN RELATED DOCUMENTS MAY BE OBTAINED FROM RINKER FOR FREE BY CONTACTING THE INFORMATION AGENT FOR THE OFFER AS WILL BE DESIGNATED IN THE TENDER OFFER MATERIALS THAT WILL BE DISTRIBUTED TO KIEWIT MATERIALS SHAREHOLDERS.

For further information, please contact Peter Kirby on 61 2 9235 8095 or Debra Stirling on 61 2 9235 8040 or mobile 0419 476 546


10 JULY 2002                                                                C&IR
02/03


Attachments:      Map of Kiewit's operations

                  US population growth by region


[MAPS OF KIEWIT'S OPERATIONS AND US POPULATION GROWTH BY REGION APPEAR AT THE END OF THIS PRESS RELEASE]